                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            AEterna Laboratories Inc.
                           ---------------------------
                                (Name of Issuer)

                            Subordinate Voting Shares
                          -----------------------------
                         (Title of Class of Securities)

                                    007975105
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ] Rule 13d-1(b)

     [   ] Rule 13d-1(c)

     [ X ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 6 Pages

CUSIP No. 007975105                13G                         Page 2 of 6 Pages
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1) NAMES OF REPORTING PERSONS                                    Dr. Eric Dupont

   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)      [ ]
(b)      [ ]
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3) SEC USE ONLY
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4) CITIZENSHIP OR PLACE OF ORGANIZATION                                   Canada
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NUMBER OF             5)  SOLE VOTING POWER                          4,758,413**
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                                  0
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                     4,758,413**
REPORTING             ----------------------------------------------------------
PERSON WITH           8) SHARED DISPOSITIVE POWER                              0
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9) AGGREGATE AMOUNT BENEFICIALLY OWNED                               4,758,413**
    BY EACH REPORTING PERSON

**includes 4,725,000 of the issuer's Multiple Voting Shares (each share of which is convertible at the option of the reporting person into one Subordinate Voting Share).
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 11.7%***

***based on an aggregate of 40,686,927 Subordinate Voting Shares, which consists of 4,725,000 Multiple Voting Shares held by the reporting person (each share of which is convertible at the option of the reporting person into one Subordinate Voting Share) and 35,961,927 Subordinate Voting Shares issued and outstanding as of December 31, 2002, as reported by the issuer to the reporting person.
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14) TYPE OF REPORTING PERSON                                                  IN
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                                Page 2 of 6 Pages

CUSIP No. 007975105                13G                         Page 3 of 6 Pages
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Item 1(a).            Name of Issuer:

                      AEterna Laboratories Inc.
--------------------------------------------------------------------------------
Item 1(b).            Address of Issuer's Principal Executive Offices:

                      1405, boul. du Parc-Technologique
                      Quebec, Quebec
                      Canada  G1P 4P5
--------------------------------------------------------------------------------
Item 2(a).            Name of Person Filing:

                      Dr. Eric Dupont
--------------------------------------------------------------------------------
Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

                      The principal business office address of the reporting person is as follows:

                      AEterna Laboratories Inc.
                      1405, boul. du Parc-Technologique
                      Quebec, Quebec
                      Canada  G1P 4P5
--------------------------------------------------------------------------------
Item 2(c).            Citizenship:

                      The citizenship of the reporting person is as follows:

                      Canada
--------------------------------------------------------------------------------
Item 2(d).            Title of Class of Securities:

                      Subordinate Voting Shares
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Item 2(e).            CUSIP Number:

                      007975105
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                               Page 3 of 6 Pages

CUSIP No. 007975105              13G                           Page 4 of 6 Pages
--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      Not Applicable.
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Item 4.               Ownership.

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:                              4,758,413**

         (b) Percent of class:                                          11.7%***

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote

                                 4,758,413**

               (ii) Shared power to vote or to direct the vote

                                      0

               (iii) Sole power to dispose or to direct the disposition of

                                 4,758,413**

               (iv) Shared power to dispose or to direct the disposition of

                                      0

**includes 4,725,000 of the issuer's Multiple Voting Shares (each share of which is convertible at the option of the reporting person into one Subordinate Voting Share).

*** based on an aggregate of 40,686,927 Subordinate Voting Shares, which consists of 4,725,000 Multiple Voting Shares held by the reporting person (each share of which is convertible at the option of the reporting person into one Subordinate Voting Share) and 35,961,927 Subordinate Voting Shares issued and outstanding as of December 31, 2002, as reported by the issuer to the reporting person.
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                                Page 4 of 6 Pages

CUSIP No. 007975105              13G                           Page 5 of 6 Pages
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Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
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Item 6.               Ownership of More than Five Percent on Behalf of
                      Another Person.

                      Not Applicable.
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable.
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Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.
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Item 9                Notice of Dissolution of Group.

                      Not Applicable.
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Item 10.              Certification.

                      Not Applicable.
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                                Page 5 of 6 Pages

CUSIP No. 007975105              13G                           Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003
                                                     /s/ Eric Dupont
                                                     ---------------------------
                                                         Eric Dupont

                                Page 6 of 6 Pages